ACTION 10th ANNIVERSARY

ACTION COLLECTABLES, THE CHOICE of CHAMPIONS



NYSE ATN 2002

ANNUAL REPORT

ACTION PERFORMANCE COMPANIES, INC.

A DECADE OF DOMINAN


1992-2002
10th
ANNIVERSARY
SPEED LIMIT 55
EAGLE



To my fellow shareholders:

Not only did 2002 mark the 10th anniversary for Action Performance Companies, Inc., it also was a year that proved the enormous success we experienced in 2001 was sustainable and that our corporate momentum can fuel future development. Our strong financial condition allowed us to meet the listing requirements for the prestigious New York Stock Exchange. We now trade under the ticker symbol, ATN.

2002 was a record year.

The momentum of 2001 accelerated in 2002. Our 2002 revenues increased $84 million, or 25.8%, to $407 million from $323 million in the year prior. Income before extraordinary items for 2002 increased $23 million, or 99.0%, to $46 million from $23 million in 2001. On a per share basis, income before extraordinary items rose to $2.46 in fiscal 2002 from $1.37 in 2001, an increase of $1.09, or 79.6%.

For Action, the growth was tangible, resulting in more than 23% return on equity, which places Action in the top decile of all U.S. companies. Our after tax profit margin of 11% achieved a goal that seemed unattainable only two years ago.

Within a decade, Action has amassed financial strength by expanding our business while simultaneously generating more liquidity and tangible equity. The proof of the quality of our financial results was in our cash balance of approximately $70 million and debt-to-total capital ratio of 15%, with no bank debt. These results validate our economic model and form a solid platform for future performance. In fact, after reviewing our financial condition and future liquidity needs, our board of directors initiated a policy under which we will pay quarterly cash dividends. We paid our first dividend to shareholders on October 28, 2002.

As we celebrate our first decade, Action can take pride in our financial strength, competitive advantage, proven economic model, and leadership position. For 10 years, Action has remained steadfast in our resolve to create high-end die-cast race car collectibles, uncompromising in quality and backed by the leading licenses in motorsports. That strategy has been the recipe for our success, and, despite some turbulence in the American economy, our business plan has allowed us to exude an unmatched level of dominance in the collectibles marketplace.



Over the years, Action has cultivated a competitive advantage derived from our licenses, development and design expertise, broad distribution reach, and economic model. Throughout the past 10 years, we have attracted motorsports' leading contenders to expand our licensor base, which, in turn, has significantly heightened distributor interest and, ultimately, enhanced our overall distribution channels. Action Performance products now are available trackside and nationwide through a wholesale distributor network that provides merchandise to thousands of specialty retailers as well as mass-market retail venues, the QVC network, and online sales.

We spend a significant amount of time and effort to maintain and cultivate our premier licensor base, spanning top-level teams. Last year, Action negotiated contract extensions with Richard Childress Racing, Robert Yates Racing, John Force Racing, and Evernham Motorsports that secured the use of their respective team properties well into the next decade. The fact that so many top-tier motorsports entities elect to work with Action further substantiates our future viability. Their "vote of confidence" in the Action brand and our products translates most directly to collectors and fans who actively seek anything and everything featuring their favorite race car drivers. Most importantly, the long-term licensing agreements ensure that Action maintains stability and a seamless production schedule without the distraction of multiple annual renewal processes.

Action's operating model allows us to service higher sales levels with limited increases in operating expenses and capital investment. We strive to structure our operations to ensure that sales increases generally result in improved operating margins. Given the nature of our licensed products, we can limit advertising expenditures and still increase revenues. This model allows Action to focus on our core strengths – the design and marketing of motorsports products and innovative programs that appeal to motorsports fans.

In 2002, Action also was able to capitalize on our continually improving marketing and promotional reach with a variety of third-party programs and paint scheme specials that have been Action's creative benchmark. These programs have been an essential element of our growth strategy since the very first specialty paint scheme, the Dale Earnhardt Silver Select 1995 Chevrolet Monte Carlo that commemorated NASCAR's 25-year anniversary.

***pictured:** Fred W. Wagenhals,*
Chairman, President, and
Chief Executive Officer
Action Performance Companies, Inc.

In 2002 alone, Action's marketing programs included some of the most powerful brands in entertainment paired with many of NASCAR's popular venues and drivers. We brought Warner Bros. and the Looney Tunes to Richmond, Scooby-Doo to Charlotte, the Muppets to Chicago, and Elvis back to Las Vegas. Snoopy and the PEANUTS™ joined 2002 NASCAR Winston Cup Champion Tony Stewart at Bristol and Atlanta, while Dale Earnhardt, Jr. and Major League Baseball re-teamed for the summer night race at Daytona. While providing an added diversion on race weekends, these programs were met with tremendous fan enthusiasm, the catalyst for generating product demand and stimulating sales.

Our strategy is to grow our business by leveraging our liquidity and licenses, as well as using our economic model to capitalize on available opportunities.

In fiscal year 2002, we set out to prove that we could grow our revenues by implementing successful marketing programs, improving our products, and monitoring our distribution channels. In that, I am pleased to say we succeeded beyond our own expectations. In 2003, we expect double-digit revenue growth to continue.

Next year, Action will continue to promote growth by leveraging our varied competitive and fiscal strengths and our association with motorsports. In order to solidify our overall merchandising dominance, we expect to bring more drivers, teams, and sponsors under the Action umbrella. We will carefully measure the value of adding distribution channels and analyze their efficiency in terms of product delivery.

Throughout 2002, we used our liquidity to expand our existing merchandise and collectibles base through a series of calculated business acquisitions and partnerships. Action Performance acquired three profitable, product-focused companies that were immediately accretive to net income and EBITDA. All three businesses – McArthur Towel and Sports, Inc., Trevco Trading Corporation, and Jeff Hamilton Collection, Inc. – allowed Action to expand its distribution channels and leverage our extensive license portfolio by adding new products and added management expertise.

We will continue to consider making relatively small accretive acquisitions of well-managed companies to expand the product mix and maximize distribution channels for our core NASCAR licenses. We also will selectively use acquisitions to carefully apply Action's economic model to non-NASCAR licensing markets.


A DECADE OF

We used our licenses as a basis for forging alliances with established enterprises. Our first foray into this new part of our long-term growth plan was initiated with McFarlane Toys in late 2002 to produce NASCAR action figures in 2003. The venture, Action-McFarlane, L.L.C., will create another product line and add distribution channels without an outright company purchase.

At Action, we are dedicated to maintaining integrity and honesty in our operations and financial reporting. An independent nominating committee selects our board members, while our audit and compensation committees are composed entirely of independent directors. In November, the nominating committee selected Dr. Roy A. Herberger, Jr., president of Thunderbird, the American Graduate School of International Management, to join Action's board of directors. Currently, the majority of our board is composed of independent directors, keeping Action ahead of the curve in our approach to corporate governance.

Our tradition of excellence continues.

Finally, I must thank our investors, shareholders, employees, partners, fans, and friends who have provided a solid foundation throughout Action's first decade in business. We hope as Action Performance Companies grows and diversifies that we consistently are reminded of all those whose influence and dedication has shaped the company we have become.

Thank you for a memorable, monumental 10 years.

Fred W. Wagenhals
Chairman, President, and Chief Executive Officer
Action Performance Companies, Inc.

pictured (left to right): Fred W. Wagenhals, Chairman, President, and Chief Executive Officer; R. David Martin, Chief Financial Officer; Melodee L. Volosin, Executive Vice President of Sales; and, John S. Bickford, Vice President of Strategic Alliances


EXCLUSIVE

Licenses are Action's Primary Asset

LICENSOR	DRIVERS	EXPIRATION DATE
Richard Childress Racing Enterprises, Inc.	Kevin Harvick, Robby Gordon, and Jeff Green	2012
The Estate of Dale Earnhardt and Dale Earnhardt, Inc.	Dale Earnhardt	2011
Dale Earnhardt, Inc.	Dale Earnhardt, Jr., Steve Park, and Michael Waltrip	2005
Evernham Motorsports, L.L.C.	Bill Elliott and Jeremy Mayfield	2012
John Force and John Force Racing	John Force	2007
Chip Ganassi Racing	Sterling Marlin, Casey Mears, and Jamie McMurray	2011
Redline Sports Marketing, Inc. (Joe Gibbs Racing)	Bobby Labonte and Tony Stewart	2006
Jeff Gordon and JG Motorsports, Inc.	Jeff Gordon	2005
Robert Yates Racing, Inc.	Dale Jarrett and Elliott Sadler	2017
Rusty Wallace and Rusty Wallace, Inc.	Rusty Wallace	2007



Ten Years of NASCAR Winston Cup Dominance


93
Dale Earnhardt


94
Dale Earnhardt


95
Jeff Gordon


96
Terry Labonte


97
Jeff Gordon


98
Jeff Gordon


99
Dale Jarrett


00
Bobby Labonte


01
Jeff Gordon


02
Tony Stewart

Action's exclusive, long-term licenses are the company's primary asset.

For a decade, we have had exclusive licenses with the most-recognized names in motorsports.

By capitalizing on these licenses, our market position strengthened, and we enjoyed double-digit sales growth.



Design and Marketing are Action's Core Competencies



Action is the motorsports marketing leader.

Our creative skills, design, and conceptual development teams fashion products that appeal to motorsports enthusiasts.

Creating special-edition paint schemes enhances overall related merchandise demand beyond standard paint schemes.

By seeking third-party associations, we ensure a dynamic presence at varied racetracks and venues throughout the course of the race season.










DALE JR.




DALE JR.









A Program –
From Inception to Fruition

Creating Dale Earnhardt, Jr.'s No. 8 Looney Tunes Chevrolet Monte Carlo paint scheme involved a series of meetings and design forums between Warner Bros., Action Performance, and JR Motorsports that generated the first designs featuring many of the Looney Tunes' most notable characters. In keeping with Earnhardt's magnetic persona, the Looney Tunes were assigned action-packed racing situations illustrated all over the special edition race car.

To promote their close association, even the big, red monster Gossamer got to flip his hat to the back in homage to Dale Jr. and his familiar trackside style trademark.

From the final approved die-cast design and program concepts, Action developed the related product line, including headwear, apparel, and other souvenir merchandise, that helped pique interest among NASCAR fans and Looney Tunes collectors.

The program culminated with Dale Earnhardt, Jr.'s dominating pole-to-checkered flag victory in the 250-mile NASCAR Busch Series night race at Richmond International Raceway, which further enhanced the visibility and salability of this limited paint scheme special.









Products: Licensed terry products and golf-related merchandise.
Revenues: $14 million annually

MCARTHUR TOWEL AND SPORTS
SINCE 1885
An Action Performance Company

Distribution: Specialty and promotional retailers.
Strengths: Corporate promotions.
Growth Opportunity: New licenses, promotional development, and products that expand and enhance Action's current offering.


20



Products: Licensed seasonal gifts.
Revenues: $10 million annually

TREVCO

Distribution: Mass-market retailers.
Strengths: Gift design, procurement, and marketing.
Growth Opportunity: increases distribution into mass market and expands Action's product line.

TRADING CORPORATION
SPORTS, INC.
COLLECTION, INC.

ACQUISITIONS

Action's Acquisition Criteria

Companies considered for acquisition must meet the following criteria:

- Increase the market for existing licensed product and cultivate new license agreements.
- Acquired companies must be immediately accretive to net income and cash flows.
- Increase distribution channels.
- Enhance existing lines and introduce new products.
- Increase management skills.

Products:
Licensed premium leather jackets and high-end apparel.
Revenues: $10 million annually

Jeff Hamilton Collection, Inc.

Distribution: Urban and specialty fashion retailers.
Strengths: Apparel design.
Growth Opportunity: Expands Action's product base and enhances design capability.




ANNIVERSARY
FINANCIAL

Net Sales Increasing


$258 MILLION
25% growth
$323 MILLION
26% growth
$407 MILLION
2000
2001
2002

Working Capital Growing


$65 MILLION
40% growth
$90 MILLION
30% growth
$118 MILLION
2000
2001
2002


STRENGTH


Equity Building
44% growth
56% growth
$103 MILLION
$160 MILLION
$229 MILLION
2000
2001
2002

Action's Balance Sheet Provides Flexibility

- Cash, working capital, and shareholders' equity are at all-time highs.
- With more than $68 million in debt retired since 2000, Action's debt is only 15% of total capital.
- Control over gross margins and expenses has resulted in increased operating income and a return on equity of 23% in 2002.
- Action is well positioned to take advantage of growth opportunities.


Debt Declining
Total Debt
Debt-to-Total Capital Ratio
52%
26%
15%
$109 MILLION
$57 MILLION
$41 MILLION
2000
2001
2002

COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol "ATN" since February 20, 2002. From April 27, 1993, the date of our initial public offering, until February 19, 2002, our common stock was quoted on the Nasdaq National Market under the symbol "ACTN." The following table sets forth the high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange or Nasdaq National Market, as applicable.

	Common Stock	
	High	Low
2002:		
First Quarter	$ 50.27	$ 30.03
Second Quarter	51.99	27.75
Third Quarter	34.30	20.68
Fourth Quarter (through November 29, 2002)	26.71	15.80
2001:		
First Quarter	$ 11.56	$ 2.31
Second Quarter	27.00	10.25
Third Quarter	29.25	14.75
Fourth Quarter	37.17	17.13
2000:		
First Quarter	$ 16.00	$ 7.75
Second Quarter	13.75	5.81
Third Quarter	10.94	2.86
Fourth Quarter	4.06	2.25

On November 29, 2002, the closing sale price of our common stock on the New York Stock Exchange was $22.15 per share. As of November 29, 2002, there were 379 holders of record of our common stock.

Dividend Policy

During September 2002, we announced the initiation of an ongoing quarterly dividend after our board of directors reviewed current business conditions and future prospects.

We paid an initial cash dividend on our common stock of $0.03 per share for the fourth quarter of 2002. The fourth quarter 2002 dividend was paid on October 28, 2002, to shareholders of record as of October 10, 2002. On December 2, 2002, we declared a cash dividend payable on our common stock of $0.03 per share for the first quarter of 2003. The first quarter 2003 dividend is payable January 13, 2003, to shareholders of record as of December 23, 2002. As long as our cash flow from operations remains adequate for our planned operations, we intend to pay comparable cash dividends in the future.

SELECTED FINANCIAL DATA

The selected historical financial data presented below as of and for the five years ended September 30, 2002, are derived from our consolidated financial statements. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

	Fiscal Year Ended September 30,				
	2002	2001	2000 (2)	1999	1998
	(in thousands, except per share amounts)				
Consolidated Statement of Operations Data (1):					
Net sales (3)	$406,902	$323,352	$258,105	$ 347,842	$256,307
Cost of sales (3)	250,810	208,375	209,102	216,165	161,509
Gross profit	156,092	114,977	49,003	131,677	94,798
Selling, general and administrative expenses (4)	77,214	69,456	107,942	71,636	46,294
Amortization of goodwill and trademark(5)	—	4,097	11,295	2,895	3,109
Amortization of licenses and other intangibles	2,797	2,060	5,458	3,923	1,283
Income (loss) from operations	76,081	39,364	(75,692)	53,223	44,112
Interest expense	(3,029)	(5,102)	(6,291)	(6,929)	(5,398)
Minority interests and other, net	862	(1,040)	(696)	601	2,264
Income (loss) before income taxes and extraordinary items	73,914	33,222	(82,679)	46,895	40,978
Income taxes	28,113	10,205	(24,592)	18,526	16,391
Income (loss) before extraordinary items	$ 45,801	$ 23,017	$ (58,087)	$ 28,369	$ 24,587
Income (loss) before extraordinary items per common share, assuming dilution (6)	$ 2.46	$ 1.37	$ (3.52)	$ 1.65	$ 1.48
Weighted average number of common shares, assuming dilution (6)	19,231	16,849	16,515	19,179	16,647
Cash dividends declared per common share	$ 0.03	$ —	$ —	$ —	$ —
Consolidated Balance Sheet Data (1):					
Working capital	$117,518	$ 90,303	$ 64,524	$ 107,797	$ 86,939
Total assets	337,916	278,953	255,917	335,747	305,934
Total debt	40,783	57,420	109,278	111,921	135,596
Total Shareholders' equity	229,388	159,826	102,718	172,991	136,432

(1) This financial data includes the results of acquired operations, including Trevco, McArthur and Jeff Hamilton, acquired in 2002, and Goodsports Holdings Pty Ltd. (Goodsports), acquired in 1999, and closed in 2001. Results also include net sales of Winner's Circle product beginning as of the date of acquisition of the Winner's Circle trademark in 2001. Prior to acquisition of the Winner's Circle trademark, we recorded license income with respect to Winner's Circle products.

(2) Results in 2000 include $64.8 million of restructuring and other special charges.

(3) Net sales and cost of sales have been adjusted for all periods presented to reflect adoption of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, in the quarter ended September 30, 2001.

(4) Results in 1999 and 1998 include settlement costs and related legal and other expenses of $3.6 million and $1.0 million, respectively.

(5) Goodwill and trademark ceased amortizing October 1, 2000, with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

(6) Results for 2002 and 1999 include the dilutive effect of outstanding 4 3/4% convertible subordinated notes assuming conversion as of the beginning of each period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are the leading designer and marketer of licensed motorsports products related to NASCAR, including die-cast scaled replicas of motorsports vehicles, apparel and memorabilia. We currently have exclusive license agreements with many of the most recognized names in NASCAR. We also design and sell products relating to other motorsports, including racing sanctioned by the NHRA, Formula One, the IRL and the World of Outlaws. In Germany, we merchandise Formula One and high-end auto manufacturer die-cast replica vehicles. We work closely with drivers, team owners, track operators and sponsors to design and merchandise our products. Third parties manufacture all of the replica motorsports vehicles and most apparel and memorabilia, generally utilizing our designs, tools and dies. We retain ownership and control over designs and tooling and have close working relationships with our third-party manufacturers to help assure product quality.

We have structured our operations to enable us to respond to challenging business conditions and to service higher levels of sales with limited increases in operating expenses and capital investments. The principal elements of this operating structure include the following:

- We have the ability to exert a high degree of control over product pricing.
- Manufacturing costs are largely fixed as a percentage of sales due to outsourcing under fixed-price contracts.
- Royalties are paid generally as a percentage of sales.
- Due to our agreements with distributors and QVC, incremental volume does not proportionately increase our operating expenses.
- Research and development is limited to basic design and engineering.
- Capital expenditures are principally limited to tooling for die-cast.
- Functions such as manufacturing and others outside of our core skills are generally outsourced.

Revenue

Our revenue is primarily derived from the sale of our licensed motorsports products. The popularity and performance of drivers and teams under license, the popularity of motorsports in general and NASCAR in particular, the general demand for licensed sports merchandise and our ability to design, produce, and distribute our products in a timely manner influence the level of our net sales.

We distribute our products through a broad range of channels, including a network of wholesale distributors, leading mass-market retailers, mobile trackside stores, QVC, and our collectors' club catalog. We recognize revenue when persuasive evidence of an arrangement exists, title passes to the customer, the fee is fixed or determinable, and collection is probable. Most distributor sales are recognized when product is shipped to a distributor because title to the product passes to the distributors at shipment. Sales to mass-market retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Under terms of our consignment agreement with QVC, collectors' club catalog sales are recognized when QVC ships product to the consumer. We recognize trackside sales when the consumer purchases product at the point of sale. A portion of the product sold through television programming is consignment product, for which sales are recognized when QVC ships the product to the consumer. Internet and other sales are generally recognized when delivered to the consumer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Cost of Sales

Cost of sales consists primarily of the cost of products procured from third-party manufacturers, royalty payments to licensors, depreciation of tooling and dies, and freight charges. Substantial portions of our die-cast products are manufactured under an exclusive agreement with Early Light, a manufacturer in China. We obtain substantially all of our apparel and memorabilia products on a purchase order basis from several third-party manufacturers and suppliers.

Due to the variable nature of most of the components of our cost of sales, our gross margin generally does not fluctuate significantly. However, certain factors do affect our gross margin, including the following:

- product mix,
- our ability to control product pricing without discounting,
- the effect of amortizing the fixed cost components of cost of sales, primarily depreciation of tooling and dies, over varying levels of net sales,
- the type of freight charges, and
- additional charges related to lower than minimum order quantities and cancellation of specific purchase orders.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of employee compensation, advertising and promotion, rent and other facility costs, and depreciation and amortization. The majority of these costs are fixed and, as a result, incremental sales volume generally results in a decline in selling, general and administrative expenses as a percentage of net sales.

Seasonality

Because the auto-racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (our third and fourth fiscal quarters) are historically characterized by higher sales.

Application of Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. During preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, fixed assets, intangible assets, income taxes, royalties, contingencies and litigation. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies require us to make significant judgments and estimates used in the preparation of our financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Inventory Reserves

We write-down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Royalties

Our license agreements generally require payments of royalties to drivers, sponsors, teams, and other parties on a calendar year basis. Royalties payable are recognized as cost of sales when the related sale is recognized. Guarantees advanced under license agreements are carried as prepaid royalties until earned by the third party or considered to be unrecoverable. We evaluate prepaid royalties regularly and expense prepaids to cost of sales to the extent projected to be unrecoverable through sales.

Goodwill and Other Intangibles

We evaluate goodwill and other intangibles for impairment at least annually, in accordance with SFAS 142. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount. We have not recognized any impairment losses to date. If events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future.

Deferred Tax Assets

We estimate our actual current tax exposure together with the temporary differences that have resulted from the differing treatment of items dictated by generally accepted accounting principles versus U.S. and German tax laws. These temporary differences result in deferred tax assets and liabilities. On an on-going basis, we then assess the likelihood that our deferred tax assets will be recovered from future taxable income. If we were to believe the recovery was less than likely, we would establish a valuation allowance against the deferred tax asset and charge the amount as an income tax expense in the period in which such a determination was made.

Stock-Based Compensation

We account for employee stock-based compensation in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations (APB No. 25). Common stock options issued under our plans generally do not result in compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

Results of Operations

The following table sets forth, for the years indicated, the percentage of total revenue represented by certain expense and revenue items.

	2002	2001	2000
Net sales (1)	100.0%	100.0%	100.0%
Cost of sales (1) (3)	61.6	64.4	81.0
Gross profit	38.4	35.6	19.0
Selling, general and administrative	19.0	21.5	41.8
Amortization of goodwill and trademark (2)	—	1.3	4.4
Amortization of licenses and other intangibles	0.7	0.6	2.1
Income (loss) from operations	18.7	12.2	(29.3)
Interest expense	(0.7)	(1.6)	(2.4)
Minority interests and other, net	0.2	(0.3)	(0.3)
Income (loss) before income taxes and extraordinary items	18.2	10.3	(32.0)
Income taxes	6.9	3.2	(9.5)
Net income (loss) before extraordinary items	11.3%	7.1%	(22.5)%

(1) Adjusted to reflect adoption of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, in the quarter ended September 30, 2001.
(2) Goodwill and trademark amortization ceased effective October 1, 2001 with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
(3) Results in 2000 include $64.8 million of restructuring and other charges.

Special Charges

In 2000, we recorded charges of $17.5 million arising from the decision to abandon our Internet strategy, relating to goracing.com. The goracing.com network at that time consisted of various motorsports-related, e-commerce enabled Web sites that we developed, operated and maintained. The charges include provision for the write-off of goodwill, endorsements, sponsorship commitments, employee severance and termination costs, and the withdrawal of the initial public offering of goracing.com. The charges are reflected in the 2000 financial statements as follows (in millions):

	2000
Selling, General and Administrative:	
Non-cash charges–	
Accounts receivable and prepaids	$ 1.5
Initial public offering withdrawal	2.3
Other	0.3
Cash charges–	
Professional fees	0.8
Employee severance and termination costs	0.7
Endorsements and sponsorships	4.3
Selling, general and administrative	9.9
Amortization of Goodwill and Trademark	4.5
Amortization of Licenses	3.1
	$ 17.5

We completely utilized the accruals for the above cash charges of $5.8 million with cash payments of $0.7 million in 2001 and $5.1 million in 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

As a result of the decision to abandon our Internet strategy and in response to demand changes, we evaluated our operations and concluded it was necessary to reorganize the company and refocus on our core strengths. Consequently, in addition to the goracing.com charges, the 2000 financial statements include charges of $47.3 million for restructuring and other costs. Anticipated sponsorships and driver and marketing programs did not materialize as anticipated, contributing to $13.3 million in inventory write-downs. Vendor discounts totaling $3.0 million were anticipated but not received due to lower than anticipated volumes. A change in the estimated useful lives of tooling equipment and identification of obsolete items caused tooling write-downs and amortization totaling $8.5 million. We decided to concentrate future production on core drivers and core programs contributing to write-downs of prepaid royalties and sponsorship fees of $7.8 million. Revised estimates of the collectibility of certain customer account balances indicated $6.1 million of additional receivable reserve requirements. We determined the goodwill related to the die-cast helmet product line was worthless resulting in a $1.9 million impairment. These charges are reflected in the 2000 financial statements as follows (in millions):

	2000
Cost of Sales:	
Inventory write-downs	$ 13.3
Vendor discounts	3.0
Depreciation-	
Tooling write-down	1.9
Tooling amortization	6.6
Prepaid royalty and sponsorship fees	7.8
Total cost of sales	32.6
Selling, General and Administrative:	
Accounts receivable	6.1
Other assets	4.3
Total selling, general and administrative	10.4
Amortization of Goodwill and Trademark	1.9
Minority Interests and Other, Net:	
Other	0.4
Equity investments	2.0
	$ 47.3

Year Ended September 30, 2002, Compared with Year Ended September 30, 2001

Net sales increased 25.8% to $406.9 million for 2002, from $323.4 million in the prior year. Sales increased in both die-cast and apparel distribution channels. Domestic die-cast sales increased 54.5% from the prior year while foreign die-cast sales increased 2.2%. Sales of die-cast products to mass retailers under the Winner's Circle brand accounted for 40% of the increase in domestic die-cast sales. The remaining increase in domestic die-cast sales reflects a continuation of the increase in consumer demand, which began in the second quarter of 2001. Domestic apparel and memorabilia segment sales, exclusive of trackside, increased $24.5 million, or 29.5%, from the prior year. Revenues from businesses acquired in 2002 accounted for 52.9% of this increase. The remaining increase in revenues reflects increased demand from both wholesale and mass retail channels. Trackside sales decreased 4.4% to $57.3 million from $59.9 million. Trackside revenues in 2001 reflected substantial sales of Dale Earnhardt Sr. product. Revenues for 2001 included $11.1 million from Goodsports, which was closed effective September 30, 2001.

Gross profit improved to 38.4% of sales in 2002 from 35.6% in 2001. Domestic die-cast margins improved as the depreciation of tooling and dies has declined as a percentage of revenues. In addition, segments generally benefited from stable costs and increased volume. Effective September 30, 2001, we also closed the Goodsports foreign apparel operation, which had a lower margin than the corporate average. These improvements in gross margin were partially offset by the negative impacts of higher margin apparel sales being a smaller component of total sales this year than last year.

Selling, general and administrative expenses were $77.2 million, or 19.0% of sales in 2002, compared to $69.5 million, or 21.5% of sales in 2001, reflecting strong expense controls and the leverage we obtain from increased revenues, due to our economic model in which there is only limited variability in each seasonal quarter.

Goodwill and trademark amortization ceased effective October 1, 2001, with the adoption of SFAS 142. Goodwill and trademark amortization in 2001 was $4.1 million, or 1.3% of sales.

Interest expense of $3.0 million in 2002, was $2.1 million lower than interest expense for the prior year as a result of the convertible subordinated note repurchases and other long-term debt reductions.

The 38.0% effective tax rate for 2002 was higher than the 30.7% effective rate for 2001 because 2001 benefited from the recognition of U.S. tax benefits from the closure of our UK operation and valuation allowance reduction.

Year Ended September 30, 2001, Compared with Year Ended September 30, 2000

Net sales increased 25.3% to $323.4 million for 2001 from $258.1 million in the prior year. Domestic die-cast sales increased 12.9% from the prior year to $135.6 million and foreign die-cast sales increased 46.5% from the prior year to $28.8 million. Domestic apparel sales, exclusive of trackside, increased 35.9% from the prior year to $83.1 million and foreign apparel sales increased 12.6% from the prior year to $11.1 million. Trackside sales increased 35.6% to $59.9 million. In the second quarter, in connection with the start of the NASCAR racing season, consumer demand increased significantly. Demand was driven in part by increased consumer awareness as a result of improved NASCAR television coverage. Due to the shorter production lead-time, sales in domestic apparel operations strengthened after the first quarter. However, because of the 90-120 day lead-time required to produce and ship die-cast replicas, product was not available for shipment to customers until late in the third quarter. As a result, domestic die-cast sales growth was lower than apparel sales growth.

Gross profit improved to $115.0 million in 2001 from $49.0 million in 2000. The prior year period included $32.6 million of special charges. The gross profit percentage improved to 35.6% of sales from 31.6% of sales, after considering the effect of special charges. The increase in gross profit as a percentage of sales resulted from reduced freight, product, and production costs and the leverage attained from higher die-cast production quantities with relatively fixed tooling and die depreciation costs.

Selling, general and administrative expenses decreased to $69.5 million in 2001 from $107.9 million in the prior year. The prior year included $20.3 million of special charges. Selling, general and administrative, excluding the special charges, represented 21.5% of sales in 2001 and 34.0% of sales in 2000. The decrease as a percentage of sales resulted primarily from costs eliminated as a result of the outsourcing agreement with QVC and cost reductions realized from management and restructuring changes made in the third and fourth quarters of 2000. We also benefited from the full year effect of headcount reductions in 2000.

Amortization of goodwill, trademark, licenses, and other intangibles decreased to $6.2 million for 2001 from $16.8 million in the prior year. The prior year period included $9.5 million of special charges. The $1.1 million decrease, net of the special charge, is related to the elimination of goodwill and related amortization from the sale of Fantasy Sports and the reductions in amortization expense as a result of the impairment write-offs of goodwill and licenses recorded in the third and fourth quarters of 2000.

Interest expense for 2001 was $1.2 million lower than the prior year. The reduction is primarily the result of the convertible subordinated note repurchases discussed further in Liquidity and Capital Resources and other long-term debt and liabilities reductions since the prior year.

The effective tax rate of 30.7% in 2001 compares to an effective rate of 29.7% in 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Quarterly Results of Operations

The following table sets forth certain unaudited quarterly results of operations for each of the quarters in the three years ended September 30, 2002 (in thousands, except per share amounts). All quarterly information was obtained from unaudited financial statements not otherwise contained in this report. We believe that all necessary adjustments have been made to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the results for any future period.

	2002			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (6)	$ 84,136	$ 100,185	$ 112,085	$ 110,496
Gross profit	31,851	38,857	43,738	41,646
Income from operations	14,173	19,347	22,834	19,727
Income before extraordinary items	$ 8,080	$ 11,163	$ 13,546	$ 13,012
Income before extraordinary items per common share, assuming dilution	$ 0.45	$ 0.60	$ 0.72	$ 0.70
Weighted average number of common shares, assuming dilution	19,053	19,261	19,388	19,148

	2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (6)	$ 50,888	$ 71,074	$ 92,975	$ 108,415
Gross profit	18,082	23,987	33,646	39,262
Income from operations	1,462	5,870	14,186	17,846
Income (loss) before extraordinary items	$ (73)	$ 2,596	$ 8,228	$ 12,266
Income before extraordinary items per common share, assuming dilution	$ —	$ 0.16	$ 0.48	$ 0.67
Weighted average number of common shares, assuming dilution	16,243	16,205	18,516	19,059

	2000			
	1st Quarter(1)	2nd Quarter	3rd Quarter(2)	4th Quarter(3)
Net sales (6)	$ 65,694	$ 58,948	$ 77,183	$ 56,280
Gross profit (loss)	19,895	18,165	14,991	(4,048) (4)
Loss from operations	(2,348)	(6,517)	(27,671)	(39,156) (5)
Loss before extraordinary items	$ (2,129)	$ (4,138)	$ (23,571)	$ (28,250)
Loss before extraordinary items per common share, assuming dilution	$ (0.13)	$ (0.25)	$ (1.44)	$ (1.73)
Weighted average number of common shares, assuming dilution	16,909	16,748	16,358	16,366

(1) Includes $2.3 million charge related to the withdrawal of the goracing.com initial public offering.

(2) Includes $15.2 million of goracing.com related charges and other charges of $15.0 million of asset write-downs and impairments.

(3) Includes $32.2 million of special, principally non-cash charges related to restructuring, costs associated with a reorganization, and a decision to refocus on our core drivers and core programs.

(4) Cost of sales was $60.3 million during the fourth quarter of 2000, or 107.1% of sales. Before special charges, fourth quarter cost of sales was $40.1 million, or 71.3% of sales. The cost of sales percentage during the fourth quarter of 2000 reflected increased freight costs and sales of product at discounted prices.

(5) Loss from operations reflects the factors described in footnote (4) above as well as increases in selling, general, and administrative expenses. Selling, general, and administrative expenses were $34.9 million during the fourth quarter of 2000, or 62.6% of sales. Excluding special charges during 2000, such expenses were $24.8 million, or 44.4% of sales. The selling, general and administrative expenses reflected a reduction in sales without a corresponding reduction in such costs.

(6) Adjusted to reflect adoption of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, in the quarter ended September 30, 2001.

Our revenue and operating results are subject to quarterly fluctuations as a result of seasonality factors related to the commencement (February) and completion (November) of the NASCAR race season. We believe that quarter-to-quarter comparisons of our past financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

Working capital improved $27.2 million to $117.5 million at September 30, 2002, from $90.3 million at September 30, 2001. Cash increased $5.1 million to $69.6 million at September 30, 2002, from $64.5 million at September 30, 2001. Cash increased as a result of proceeds upon exercise of stock options ($6.5 million) and other operating activities. The increases in cash were offset by reductions in cash for net property and equipment expenditures ($25.5 million), acquisitions ($19.0 million), repurchases of convertible subordinated notes and other debt ($6.4 million), and other operating activities, including U.S. tax payments ($27.5 million).

Days sales outstanding, calculated on quarterly sales, increased 47.7% to 51.0 days as of September 30, 2002, compared to 34.6 days as of September 30, 2001. Days sales outstanding for continuing wholesale distribution channels increased from 33.8 to 39.5 days; days sales outstanding for mass-market retail channels increased from 71.2 to 77.4 days; and newly acquired specialty channel days sales outstanding was 56.2 days. The increase in days sales outstanding reflects the change in our business towards mass-market retailers, which generally have longer payment terms, and our acquisitions. During 2002, approximately 50% of our sales to mass-market retailers were supported by letters of credit.

Days in inventory, calculated on quarterly cost of sales, increased 33.8% to 44.7 days as of September 30, 2002, compared to 33.4 days as of September 30, 2001. Growth in inventories arose from inventories of acquired companies that were not included a year ago, growth in mass apparel retail inventories staged and awaiting shipment in early October, and from the inventories that were on ships at September 30, 2002, due to the West Coast dock problems. Our backlog at September 30, 2002, was approximately $90 million compared to $120 million at September 30, 2001.

During 2002, we repurchased 4 3/4% convertible subordinated notes with a face value of $16.0 million, at a loss of $0.9 million, using $5.7 million in cash and 145 thousand shares from treasury and 95 thousand newly issued shares at an average price of $47.60. In total, since January 1, 2001, we have repurchased notes with a face value of $61.1 million, using $16.8 million in cash and 1.1 million shares of common stock. We continually evaluate opportunities to redeem or repurchase the notes.

As of September 30, 2002, 4 3/4% convertible subordinated notes with a face value of $38.9 million remained outstanding. The subordinated notes are convertible, at the option of the holders, into shares of common stock at the initial conversion price of $48.20 per share, subject to adjustments in certain events. Interest on notes is payable semi-annually on April 1 and October 1 of each year. The notes mature on April 1, 2005. The notes are general unsecured obligations of our company, subordinated in right of payment to all existing and future senior indebtedness, as defined in the notes. The indenture governing the notes does not limit or prohibit our company or our subsidiaries from incurring additional debt, including senior indebtedness. We have the option to redeem the notes in whole or in part at any time on or after April 1, 2001, at redemption prices set forth in the indenture governing the notes. Upon the occurrence of a "change in control" or a "termination of trading," as defined in the indenture, the holders of the subordinated notes will have the right to require us to repurchase all or any part of such holders' notes at 100% of their principal amount, plus accrued and unpaid interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Net capital expenditures related to ongoing investments in tooling and building additions in Charlotte, North Carolina and Aachen, Germany, totaled $25.5 million during 2002, and included $9.7 million applicable to foreign operations. Net capital expenditures for 2003 are not expected to exceed $25 million.

As amended January 2002, the loan and security agreement with Bank One (the Agreement), provides for borrowings of up to $20.0 million, subject to the limitation of a calculated borrowing base. The Agreement consists of a $20.0 million revolving line of credit, which currently includes up to $20.0 million of letters of credit. Prior to the amendment, the Agreement had included a revolving line of credit of up to $30.0 million. The $10.0 million reduction in available line of credit reduces commitment fees payable. We have never borrowed under the Agreement (originally dated September 2000). We believe that the line of credit reduction was warranted by this fact and current cash flow and cash positions. We believe that the Agreement will be adequate to cover letter of credit and other liquidity needs for the next 12 months after considering our current cash position and anticipated cash flows from operations.

The line of credit bears interest at Bank One's base rate, or LIBOR plus 2.5%. A commitment fee of 0.5% of the average unused line of credit and 1.5%–2.5% of the average letters of credit is payable annually on the loan. The Agreement maturity date was extended from December 2002 to March 2003. Outstanding letters of credit total $10.6 million at September 30, 2002. The Agreement is secured principally by inventory, receivables, and equipment and no longer prohibits the payment of dividends.

Under the Agreement, as amended, we are required to meet certain financial tests principally related to debt coverage, tangible net worth, and funded indebtedness to EBIDA (earnings before interest, depreciation and amortization). We were in compliance with those covenants at September 30, 2002.

In May 2002, at a special meeting of shareholders, the shareholders approved an increase in the number of authorized common shares from 25.0 million shares to 62.5 million shares.

In July 2001, the Board of Directors approved a one-year program in which we may purchase up to 1.0 million shares of our common stock in the open market or in privately negotiated transactions. Under this program, 80,000 shares were purchased at an average price of $24.70 per share. In July 2002, the Board of Directors approved a one-year program in which we may purchase up to 1.0 million shares of our common stock in the open market or in privately negotiated transactions. In October 2002, under this program, 110,000 shares were purchased at a price of $18.39 per share.

In September 2002, we initiated an ongoing quarterly dividend policy with an initial dividend of $0.03 per share. We paid an initial cash dividend on our common stock at $0.03 per share for the fourth quarter of 2002. The fourth quarter 2002 dividend was paid on October 28, 2002, to shareholders of record as of October 10, 2002. On December 2, 2002, we declared a cash dividend payable on our common stock of $0.03 per share for the first quarter of 2003. The first quarter 2003 dividend is payable January 13, 2003, to shareholders of record as of December 23, 2002.

In 2002, we issued warrants to purchase a total of 200 thousand shares of common stock in connection with license agreements at an average exercise price of $28.06 per share. The warrants had a fair market value of $2.2 million as estimated by the Black-Scholes option pricing method (average assumed volatility 48.51%, risk-free rate 3.99% and term of 5.0 years). Issuance resulted in increases in additional paid-in-capital and intangible assets.

Contractual Obligations and Commercial Commitments

Aggregate future minimum payments due contractually under royalty agreement guarantees, personal service agreements, long-term debt, noncancellable operating leases, commercial letters of credit, and other unconditional purchase obligations are as follows as of September 30, 2002 (in thousands):

Year	Royalty Agreement Guarantees	Personal Service Agreements	Long-term Debt	Lease Payments	Unconditional Purchase Obligations	Total
2003	$ 16,589	$ 1,563	$ 423	$ 5,916	$ 14,190	$ 38,681
2004	20,128	1,450	426	3,675	—	25,679
2005	16,292	1,100	39,103	3,517	—	60,012
2006	11,795	413	181	3,281	—	15,670
2007	6,908	100	195	3,130	—	10,333
Thereafter	29,770	—	455	14,298	—	44,523
Total	$ 101,482	$ 4,626	$ 40,783	$ 33,817	$ 14,190	$ 194,898

Unconditional purchase obligations at September 30, 2002, included $3.6 million for property and equipment and $10.6 million of outstanding letters of credit.

In certain sublease arrangements, we remain the primary obligor under the terms of the original lease agreements. Commitments under these subleases expire as follows (in thousands):

Year	Sublease Commitments
2003	$ 384
2004	384
2005	384
2006	384
2007	352
Thereafter	—
Total	$ 1,888

One of our sublessees fell in arrears on lease payments, during 2002. The subleases with this party include a building lease, which expires October 2009, and equipment and furniture leases, which expired October 2002. The building lease has annual lease payments of $1.0 million. We acquired the equipment and furniture under the subleases in October 2002. During 2002, we have reserved $3.0 million representing our current estimate of the total potential loss under these sublease agreements.

Market Risk

Our exposure to market risk is limited to interest rate risk associated with our credit instruments and foreign currency exchange rate risk associated with our foreign operations. We do not currently use and we have not historically used derivative financial instruments to manage or reduce market risk.

At September 30, 2002, we had $38.9 million outstanding under our convertible subordinated notes at an interest rate of 4 3/4%, and approximately $1.8 million of debt outstanding at various rates and terms, principally under promissory notes and capital leases. Interest rates on these credit instruments are fixed and comparable to current market rates.

The functional currency for our foreign operation is the euro. As such, changes in exchange rates between the euro and the U.S. dollar could adversely affect our future earnings. Given the level of income we currently derive from our foreign operations, we consider this exposure to be minimal. A 10% change in exchange rates would not have a significant impact on our future earnings. Additionally, at September 30, 2002, we had $14.2 million in intercompany advances denominated in dollars for which the exchange rate gain or loss is charged to results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Action Performance Companies, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Action Performance Companies, Inc. and its subsidiaries at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The Company's consolidated financial statements as of September 30, 2001, and for each of the two years in the period ended September 30, 2001, prior to the revision described in the Goodwill and Other Intangibles Note to the consolidated financial statements, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements.

As discussed above, the Company's consolidated financial statements as of September 30, 2001, and for each of the two years in the period ended September 30, 2001, were audited by other independent accountants who have ceased operations. As described in the Goodwill and Other Intangibles Note, those financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of October 1, 2001. We audited the transitional disclosures for 2001 and 2000 included in the Goodwill and Other Intangibles Note. In our opinion, the transitional disclosures for 2001 and 2000 in the Goodwill and Other Intangibles Note are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Phoenix, Arizona
November 5, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP (ANDERSEN). THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN AND ANDERSEN DID NOT CONSENT TO THE INCORPORATION BY REFERENCE OF THIS REPORT (AS INCLUDED IN THIS ANNUAL REPORT) INTO ANY OF THE COMPANY'S REGISTRATION STATEMENTS.

AS DISCUSSED IN THE GOODWILL AND OTHER INTANGIBLES NOTE, THE COMPANY HAS REVISED ITS FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000 TO INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." THE ANDERSEN REPORT DOES NOT EXTEND TO THESE CHANGES. THE REVISIONS TO THE 2001 AND 2000 FINANCIAL STATEMENTS RELATED TO THESE TRANSITIONAL DISCLOSURES WERE REPORTED ON BY PRICEWATERHOUSECOOPERS LLP, AS STATED IN THEIR REPORT APPEARING HEREIN.

REPORT OF INDEPENDENT ACCOUNTANTS

To Action Performance Companies, Inc.:

We have audited the accompanying consolidated balance sheets of ACTION PERFORMANCE COMPANIES, INC. (an Arizona corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Performance Companies, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Phoenix, Arizona
November 2, 2001

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Action Performance Companies, Inc, and subsidiaries have been prepared in conformity with generally accepted accounting principles. Management believes the statements set forth a fair presentation of financial condition and results of operations.

Management believes that the accounting systems and related controls which it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgement.

The Company's chief executive officer and chief financial officer have made financial certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as required, in filings with the Securities and Exchange Commission.

Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent public accountants who are engaged to express an opinion on the Company's consolidated financial statements.

The Company's consolidated financial statements have been audited by independent public accountants. Management has made available to the independent public accountants all of the Company's financial records, as well as minutes of the shareholders' and directors' meetings. Management believes all representations made during the audit were valid and appropriate.

The board of directors has an audit committee of outside directors which meets periodically with the Company's chief financial officer, corporate controller and the independent public accountants and monitors the accounting affairs of the Company. The independent public accountants have full and free access to the committee.

Fred W. Wagenhals
Chairman, President, and
Chief Executive Officer

R. David Martin
Chief Financial Officer

Stephanie Caldwell
Corporate Controller

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001
(in thousands, except per share data)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 69,585	$ 64,514
Accounts receivable, net of allowance of $2,127 and $2,141	61,313	40,725
Inventories	33,467	25,120
Prepaid royalties	6,938	10,222
Deferred taxes	3,155	2,672
Prepaid expenses and other	2,397	1,392
Total current assets	176,855	144,645
PROPERTY AND EQUIPMENT, net	46,378	40,356
GOODWILL	84,514	76,937
LICENSES, TRADEMARKS, AND OTHER INTANGIBLES, net	24,000	12,785
OTHER ASSETS	6,169	4,230
	$ 337,916	$ 278,953
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 28,958	$ 18,371
Accrued royalties	15,146	16,792
Accrued expenses	10,545	11,281
Income tax payable	4,265	7,474
Current portion of long-term debt	423	424
Total current liabilities	59,337	54,342
LONG-TERM LIABILITIES:		
Deferred taxes	4,554	3,968
4 3/4% convertible subordinated notes	38,935	54,933
Other long-term debt	1,425	2,063
Other	1,142	742
Total long-term liabilities	46,056	61,706
MINORITY INTERESTS	3,135	3,079
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 62,500 and 25,000 shares authorized; 17,948 and 17,313 shares issued	179	173
Additional paid-in capital	146,545	121,669
Treasury stock, at cost, 80 and 143 shares	(1,975)	(1,221)
Accumulated other comprehensive loss	(4,606)	(5,625)
Retained earnings	89,245	44,830
Total shareholders' equity	229,388	159,826
	$ 337,916	$ 278,953

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended September 30, 2002, 2001 and 2000
(in thousands, except per share data)

	2002	2001	2000
Net sales	$ 406,902	$ 323,352	$ 258,105
Cost of sales	250,810	208,375	209,102
Gross profit	156,092	114,977	49,003
Operating expenses:			
Selling, general and administrative	77,214	69,456	107,942
Amortization of goodwill and trademark	—	4,097	11,295
Amortization of licenses and other intangibles	2,797	2,060	5,458
Total operating expenses	80,011	75,613	124,695
Income (loss) from operations	76,081	39,364	(75,692)
Interest expense	(3,029)	(5,102)	(6,291)
Minority interests and other, net	862	(1,040)	(696)
Income (loss) before income taxes and extraordinary items	73,914	33,222	(82,679)
Income taxes	28,113	10,205	(24,592)
Income (loss) before extraordinary items	45,801	23,017	(58,087)
Extraordinary gain (loss) on extinguishment of debt, net of $507 and ($5,300) income tax benefit (expense)	(854)	8,919	—
Net income (loss)	44,947	31,936	(58,087)
Currency translation	1,019	1,014	(5,925)
Comprehensive income (loss)	$ 45,966	$ 32,950	$ (64,012)
EARNINGS PER COMMON SHARE:			
Basic–			
Income (loss) before extraordinary items	$ 2.61	$ 1.41	$ (3.52)
Extraordinary items, net of tax	(0.05)	0.54	—
Net income (loss)	$ 2.56	$ 1.95	$ (3.52)
Diluted–			
Income (loss) before extraordinary items	$ 2.46	$ 1.37	$ (3.52)
Extraordinary item, net of tax	(0.05)	0.53	—
Net income (loss)	$ 2.41	$ 1.90	$ (3.52)

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended September 30, 2002, 2001 and 2000
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Earnings Retained	Total
BALANCE, SEPTEMBER 30, 1999	16,929	$ 169	$ 102,555	$ —	$ (714)	$ 70,981	$ 172,991
Stock option exercises	21	1	129	—	—	—	130
Stock option tax benefits	—	—	19	—	—	—	19
Common stock issuances for employee stock purchase plan	14	—	110	—	—	—	110
Common stock purchases, 592 shares	—	—	—	(6,520)	—	—	(6,520)
Currency translation	—	—	—	—	(5,925)	—	(5,925)
Net loss	—	—	—	—	—	(58,087)	(58,087)
BALANCE, SEPTEMBER 30, 2000	16,964	170	102,813	(6,520)	(6,639)	12,894	102,718
Stock option exercises	329	3	2,986	—	—	—	2,989
Stock option tax benefits	—	—	1,396	—	—	—	1,396
Warrant issuances for services and licenses	—	—	1,641	—	—	—	1,641
Common stock issuances for employee stock purchase plan and other	20	—	205	—	—	—	205
Treasury stock issuances for note repurchases, 829 shares	—	—	12,628	6,859	—	—	19,487
Common stock purchases, 380 shares	—	—	—	(1,560)	—	—	(1,560)
Currency translation	—	—	—	—	1,014	—	1,014
Net income	—	—	—	—	—	31,936	31,936
BALANCE, SEPTEMBER 30, 2001	17,313	173	121,669	(1,221)	(5,625)	44,830	159,826
Stock option exercises	437	4	6,465	—	—	—	6,469
Stock option tax benefits	—	—	2,864	—	—	—	2,864
Warrant exercises	15	—	103	—	—	—	103
Warrant issuances for services and licenses	—	—	2,903	—	—	—	2,903
Common stock issuances for employee stock purchase plan and other	4	—	46	—	—	—	46
Treasury stock issuances for note repurchases, 145 shares	—	—	5,638	1,284	—	—	6,922
Common stock issuances for note repurchases	95	2	4,514	—	—	—	4,516
Common stock purchases, 83 shares	—	—	—	(2,038)	—	—	(2,038)
Shares issued for business acquisitions	84	—	2,343	—	—	—	2,343
Currency translation	—	—	—	—	1,019	—	1,019
Cash dividends declared	—	—	—	—	—	(532)	(532)
Net income	—	—	—	—	—	44,947	44,947
BALANCE, SEPTEMBER 30, 2002	17,948	$ 179	$ 146,545	$ (1,975)	$ (4,606)	$ 89,245	$ 229,388

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 44,947	$ 31,936	$(58,087)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities–			
Deferred income taxes	(133)	8,560	(9,227)
Depreciation and amortization, excluding special charges	23,722	28,366	25,111
Special charges	—	—	58,988
Extraordinary gain (loss) on extinguishment of debt	1,361	(14,219)	—
(Gain) loss on property and equipment sales	566	311	(176)
Stock options tax benefits	2,864	1,396	19
Minority interest undistributed earnings	57	298	298
Change in assets and liabilities, net of businesses acquired and disposed:			
Accounts receivable, net	(18,518)	(19,347)	10,920
Inventories	(4,522)	5,935	(561)
Prepaid royalties	3,285	(2,960)	(7,771)
Other assets	(2,116)	699	(3,531)
Accounts payable and accrued expenses	5,869	1,413	(2,757)
Accrued royalties	(1,655)	7,069	(3,502)
Income tax payable and receivable, net	(3,366)	22,337	(14,000)
Other liabilities	(989)	(581)	3,255
Net cash provided by (used in) operating activities	51,372	71,213	(1,021)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property and equipment purchases	(25,800)	(16,580)	(25,862)
Property and equipment sales proceeds	261	60	1,963
(Acquisitions) dispositions, net of costs	(19,006)	2,513	(3,063)
Notes receivable collected, net	—	—	1,080
Other	(238)	—	—
Net cash used in investing activities	(44,783)	(14,007)	(25,882)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Stock option exercise proceeds	6,469	2,989	130
Employee stock purchase plan stock issuance proceeds	46	30	110
Warrant exercise proceeds	103	—	—
Common stock purchases for treasury	(1,975)	(1,482)	(6,520)
Long-term debt repayments, net	(6,397)	(17,111)	(2,015)
Net cash used in financing activities	(1,754)	(15,574)	(8,295)
Effect of exchange rate changes on cash and cash equivalents	236	124	(567)
Net change in cash and cash equivalents	5,071	41,756	(35,765)
Cash and cash equivalents, beginning of year	64,514	22,758	58,523
Cash and cash equivalents, end of year	$ 69,585	$ 64,514	$ 22,758

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE COMPANY

Operations

Action Performance Companies, Inc., an Arizona corporation, and its United States and German subsidiaries (Action) designs and sells licensed motorsports collectible and consumer products. Our products include die-cast scaled replicas of motorsports vehicles, apparel (including T-shirts, hats, and jackets), and memorabilia. Recent acquisitions have added seasonal gifts, leather jackets, terry products, and golf gifts. In the United States, Action is a licensee of the National Association for Stock Car Auto Racing (NASCAR), Indy Racing League (IRL), World of Outlaws and National Hot Rod Association (NHRA). In Germany, we merchandise Formula One and high-end auto manufacturer die-cast replica vehicles. We closed our Australian and England subsidiaries (collectively Goodsports) effective September 30, 2001. See "Acquisitions and Dispositions" for further discussion.

Our products are marketed in the United States, Germany and worldwide through:

- Distributor networks which target specialty retailers,
- Mobile trackside stores which target motorsports event attendees,
- Mass-market retailers,
- A members only collectors' catalog club, managed by QVC,
- Television programming on QVC,
- Internet sites including goracing.com, an Internet site maintained by QVC, and
- Other distribution channels.

We work closely with drivers, teams, owners, track operators, and sponsors, to design and merchandise products. We outsource production of the die-cast and most of the apparel and memorabilia. We retain ownership and control over designs and tooling, however, and maintain close working relationships with outsourced manufacturers to help assure quality product.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Action Performance Companies, Inc. and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Action's fiscal year ends September 30. Certain reclassifications have been made in prior period financial statements to conform to the current presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, depreciation, amortization, prepaid royalty allowances, taxes and contingencies. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, title passes to the customer, the fee is fixed or determinable and collection is probable. Most distributor sales are recognized when product is shipped to a distributor because title to the product passes to the distributors at shipment. Sales to mass-market retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Under terms of our consignment agreement with QVC, collectors' club catalog sales are recognized when QVC ships product to the consumer. We recognize trackside sales when the consumer purchases product at the point of sale. A portion of the product sold through television programming is consignment product, for which sales are recognized when QVC ships the product to the consumer. Internet and other sales are generally recognized when delivered to the consumer.

Inventory

Inventories are stated at cost (first-in, first-out method or average cost) or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out.

Licenses and Royalties

License agreements generally require payments of royalties to drivers, sponsors, teams, and other parties on a calendar year basis. Royalties payable are recognized as cost of sales when the related sale is recognized. Guarantees advanced under license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. We evaluate prepaid royalties regularly and expense prepaids to cost of sales to the extent projected to be unrecoverable through sales. Royalties are generally payable within thirty days of each quarter end.

Personal Services

Amounts due under personal service agreements for driver appearance fees and similar matters, are expensed to selling, general and administrative over the term during which the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to twenty-five years. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general and administrative. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

Long-Lived Assets

We periodically evaluate long-lived assets used in operations for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. Determination of recoverability is based on the sum of the expected long-term undiscounted cash flows compared to the carrying amount of the long-lived assets being evaluated.

Goodwill and Other Intangibles

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. Licenses, trademarks and other intangibles, which have definitive lives, are amortized using the straight-line method over their contractual lives or their estimated useful life if shorter. Goodwill and intangibles with indefinite lives are subject to an impairment test, based on fair value, at least annually. We evaluate goodwill and other intangibles for impairment at least annually, in accordance with SFAS 142. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount.

Currency Translation

Financial information relating to foreign operations is reported in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of non-U.S. subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated at exchange rates in effect as of each balance sheet date, and related revenues and expenses are translated at average exchange rates in effect during the period. The resulting currency translation adjustments are recorded directly to shareholder's equity as a component of other comprehensive income (loss).

Stock-Based Compensation

We account for employee stock-based compensation in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations (APB No. 25). Common stock options issued under our plans generally do not result in compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

RECENT ACCOUNTING PRONOUNCEMENTS

We implemented Emerging Issues Task Force Issue 00-10, Accounting for Shipping and Handling Fees and Costs (Issue 00-10), as required, in the quarter ended September 30, 2001. Amounts billed to customers for shipping and handling have been reclassified as sales in all periods presented. Prior to implementation, amounts billed to customers for shipping and handling were classified as a reduction of cost of sales. These billings totaled $2.5 million in 2001 and $3.4 million in 2000.

We adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142) effective October 1, 2001. This standard establishes new guidelines for determining the accounting value of goodwill and other intangibles and eliminates the amortization requirement for goodwill and intangibles with an indefinite life. Goodwill and intangibles with indefinite lives will be subject to an impairment test, based on fair value, at least annually.

We have completed impairment evaluations of goodwill and of other intangibles, which include licenses and trademarks and other intangibles, in accordance with SFAS 142. The reporting units for SFAS 142 are domestic die-cast, domestic apparel and memorabilia, foreign die-cast, and corporate and other, which are also our reporting segments. Goodwill and trademarks, which have an indefinite life, have been allocated to those reporting units as indicated below in "Segment Information." We have made no adjustments to income (loss) to date in connection with the evaluations.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, establishes a single accounting method for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and extends the presentation of discontinued operations to include more disposal transactions. The statement also requires an impairment loss be recognized for assets held for use when the carrying amount is not recoverable, using an undiscounted cash flow test. We adopted the statement in the first quarter of 2002. Adoption did not have a material effect on financial position or results of operations.

SFAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002 (SFAS 145), changes the classification of all gains and losses from extinguishment of debt, which under FASB Statement No. 4 were required to be classified as an extraordinary item, net of related income tax effect. Under SFAS No. 145, gains and losses from extinguishment of debt will now be classified as a component of operations. We intend to adopt SFAS No. 145 effective October 1, 2002. We will reclassify debt extinguishments in all periods presented as a component of income before tax and adjust income taxes accordingly. There will be no net impact on net income previously reported.

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), supercedes former guidance addressing the financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured when the liability is incurred (as opposed to upon the date of an entity's commitment to a plan as provided for under previous guidance). The provisions of SFAS 146 will be effective for any exit or disposal activities that are initiated after December 31, 2002.

SPECIAL CHARGES

In 2000 we recorded charges of $17.5 million arising from the decision to abandon our Internet strategy relating to goracing.com. The goracing.com network at that time consisted of various motorsports related, e-commerce enabled Web sites that we developed, operated and maintained. The charges include provision for the write-off of goodwill, endorsements, sponsorship commitments, employee severance and termination costs, and the withdrawal of the initial public offering of goracing.com. The charges are reflected in the 2000 financial statements as follows (in millions):

	2000
Selling, General and Administrative:	
Non-cash charges–	
Accounts receivable and prepaids	$ 1.5
Initial public offering withdrawal	2.3
Other	0.3
Cash charges–	
Professional fees	0.8
Employee severance and termination costs	0.7
Endorsements and sponsorships	4.3
Selling, general and administrative	9.9
Amortization of Goodwill and Trademark	4.5
Amortization of Licenses	3.1
	$ 17.5

We completely utilized the accruals for the above cash charges of $5.8 million with cash payments of $0.7 million in 2001 and $5.1 million in 2000.

As a result of the decision to abandon our Internet strategy and in response to demand changes, we evaluated our operations and concluded it was necessary to reorganize the company and refocus on our core strengths. Consequently, in addition to the goracing.com charges, the 2000 financial statements include charges of $47.3 million for restructuring and other costs. Anticipated sponsorships and driver and marketing programs did not materialize as anticipated, contributing to $13.3 million in inventory write-downs. Vendor discounts totaling $3.0 million were anticipated but not received due to lower than anticipated volumes. A change in the estimated useful lives of tooling equipment and identification of obsolete items caused tooling write-downs and amortization totaling $8.5 million. We decided to concentrate future production on core drivers and core programs contributing to write-downs of prepaid royalties and sponsorship fees of $7.8 million. Revised estimates of the collectibility of certain customer account balances indicated $6.1 million of additional receivable reserve requirements. We determined the goodwill related to the die-cast helmet product line was worthless resulting in a $1.9 million impairment.

These charges are reflected in the 2000 financial statements as follows (in millions):

	2000
Cost of Sales:	
Inventory write-downs	$ 13.3
Vendor discounts	3.0
Depreciation–	
Tooling write-down	1.9
Tooling amortization	6.6
Prepaid royalty and sponsorship fees	7.8
Total cost of sales	32.6
Selling, General and Administrative:	
Accounts receivable	6.1
Other assets	4.3
Total selling, general and administrative	10.4
Amortization of Goodwill and Trademark	1.9
Minority Interests and Other, Net:	
Other	0.4
Equity investments	2.0
	$ 47.3

ACQUISITIONS AND DISPOSITIONS

In September 2002, we acquired a producer of premium leather jackets and other apparel, which will operate as Jeff Hamilton Collection, Inc. (Jeff Hamilton). A portion of the product is decorated with team logos under licenses with many of the major sports leagues. The purchase price of $4.5 million in cash, including payment of certain existing liabilities, and $1.0 million in common stock was initially allocated $1.0 million to tangible net assets, primarily inventory, $4.3 million to trademark and $0.2 million to other intangible assets consisting of backlog, licenses and non-contractual customer relationships. The purchase price is subject to adjustment based on the final acquisition balance sheet. Under the terms of the agreement, we will pay additional consideration of $1.7 million in cash if Jeff Hamilton achieves net income before income tax targets in 2003 and 2004. Net assets were assigned to the domestic apparel and memorabilia reporting unit. The business had annual sales of approximately $10 million in the last year. Revenues since the date of acquisition totaled $0.8 million in 2002.

In July 2002, we acquired terry and golf product businesses, which will operate as McArthur Towel and Sports, Inc. (McArthur). McArthur distributes terry and golf products to specialty retailers and institutions. A portion of the product is decorated with team logos under licenses with many of the major sports leagues and college teams. The purchase price of $4.6 million in cash was initially allocated $2.3 million to tangible net assets, primarily inventory, $1.9 million to goodwill (which is expected to be deductible for tax purposes) and $0.4 million to other intangible assets, consisting of backlog, patent, licenses and non-contractual customer relationships. Net assets were assigned to the domestic apparel and memorabilia reporting unit. The businesses had annual sales of approximately $14 million in the last year. Revenues since the date of acquisition totaled $3.2 million in 2002.

In June 2002, we acquired Trevco Trading Corp. (Trevco). Trevco markets gifts and ornaments, which are produced overseas, to mass retailers. The initial cash purchase price of $5.5 million was allocated $0.5 million to tangible net assets, $2.3 million to goodwill (which is expected to be deductible for tax purposes) and $2.7 million to other intangible assets, consisting of backlog, non-contractual customer relationships and a 5-year non-compete agreement. The intangible assets are being amortized over lives ranging from 3 months to 5 years. Under the terms of the merger agreement, additional consideration was payable if Trevco achieved revenue and operating income targets for the five months ended September 30, 2002. As of September 30, 2002, Trevco achieved its revenue and operating targets and an additional $1.0 million in cash and $1.3 million in stock were accrued to goodwill as additional purchase price. Under the terms of the merger agreement, we may issue a second round of additional consideration, either 50 thousand or 75 thousand shares of common stock, if Trevco achieves revenue and operating income targets in 2004. The additional consideration will be added to the purchase price if and when the financial targets are achieved. Trevco's sales fall primarily in our fourth quarter. Net assets were assigned to the domestic apparel and memorabilia reporting unit. Revenues since the date of acquisition totaled $8.9 million in 2002.

In September 2001, the board of directors approved liquidation of Goodsports Holdings Pty Ltd (Goodsports), a subsidiary and marketer of licensed Formula One product, operating primarily in England. In October 2001, liquidation proceedings began in England. Action will receive no proceeds from the liquidation. In 2001, we accrued $0.9 million, pre-tax, for severance, legal, accounting and other costs related to the liquidation. In 1999, we had acquired Goodsports for consideration consisting of assumption of certain liabilities. Historical operating results for Goodsports are summarized in Segment Information as the foreign apparel and memorabilia segment.

In July 2001, we purchased an 80% ownership interest in Castaway Collectables LLC (Castaway), a development stage company. We allocated $0.7 million to goodwill (which is expected to be tax deductible) in the purchase price allocation. The first shipments of Castaway product occurred in December 2001. Castaway net assets were assigned to the domestic die-cast reporting unit.

Effective May 2001, we acquired Hasbro's Winner's Circle brand name and related die-cast inventory and tooling (Winner's Circle). We allocated $0.5 million of the initial $1.3 million purchase price to tooling and inventory, and the remainder to the trademark and a non-compete agreement. As additional consideration, we agreed to pay 3% of related product sales, excluding apparel, to Hasbro, quarterly, for five years. The additional consideration added to the price of the trademark was $1.1 million in 2002 and $0.4 million in 2001. The trademark will not be amortized under SFAS 142. We began designing, manufacturing and marketing licensed die-cast racecar toy replicas for the mass-retail market in May 2001. Winner's Circle net assets were assigned to the domestic die-cast reporting unit. In 2002, we began selling mass-market apparel under the Winner's Circle brand.

In November 2000, we sold Fantasy Sports Enterprises, Inc. (Fantasy Sports) for an aggregate sale price of $4.2 million. Net proceeds to the Company totaled $3.8 million, which approximated Fantasy Sports' net assets. In October 1999, we had acquired substantially all of the assets and assumed certain liabilities of Fantasy Sports for $3.1 million in cash. Fantasy Sports operated Fantasy Cup Auto Racing through its Web site. In connection with the October 1999 acquisition, we had recorded goodwill of approximately $4.0 million, which, until disposition, had been amortizing straight-line over 15 years.

In November 2002, we entered into a joint venture with TMP International, Inc, the producer of McFarlane Toys, to produce and market a new series of action figures based on NASCAR drivers. The joint venture will be constituted as Action-McFarlane LLC and production will begin in mid 2003.

Pro forma financial information has not been presented as the acquisitions, both individually and in the aggregate, are not material to our financial position or results of operations.

SEGMENT INFORMATION

Reportable segments are based on divisions operating geographically, domestic and abroad, and specializing in either die-cast or apparel and memorabilia. The domestic die-cast operation is based in Phoenix, Arizona. The domestic apparel and memorabilia operation is based in Charlotte, North Carolina with a mass-market retail distribution center and screen-printing facility in Atlanta, Georgia and warehouse and distribution facilities in Charlotte, North Carolina, Baraboo, Wisconsin and Los Angeles, California. Trackside operations are included in the domestic apparel and memorabilia segment. The foreign die-cast operation is based in Aachen, Germany. The foreign apparel and souvenir operation (Goodsports) was based in England. Goodsports was closed effective September 30, 2001.

We evaluate performance and allocate resources based on segment operating income (loss). The accounting policies of the reportable segments are the same as those used in the consolidated financial statements. Domestic licensing costs and certain management costs are not allocated to the domestic operating segments and are included in corporate and other. Intangible licenses are included in corporate and other assets. Each domestic segment is allocated royalty expense based on the incremental royalty due on that segment's sales. Domestic royalty guarantees advanced and unearned are an expense of corporate and other. The operating results of goracing.com are included in corporate and other. It is impracticable to separately present the operating results of goracing.com, although it was a reportable operating segment in 2000, as defined in SFAS 131. Financial information for the reportable segments follows (in thousands):

	External Revenues	Inter-segment Revenues	Depreciation and Amortization (a)	Operating Income (Loss) (a)	Net Capital Expenditures
2002:					
Domestic die-cast	$ 209,481	$ 11,582	$ 10,536	$ 72,290	$ 7,704
Domestic apparel and memorabilia	164,819	7	2,769	30,671	3,724
Foreign die-cast	29,433	—	4,494	5,515	9,696
Corporate and other	3,169	—	5,923	(32,186)	4,415
Eliminations	—	(11,589)	—	(209)	—
Total per consolidated financial statements	$ 406,902	$ —	$ 23,722	$ 76,081	$ 25,539
2001:					
Domestic die-cast	$ 135,571	$ 9,972	$ 13,568	$ 36,274	$ 8,670
Domestic apparel and memorabilia	142,954	—	5,028	23,181	386
Foreign die-cast	28,793	122	3,789	6,385	6,692
Foreign apparel	11,055	190	263	(2,591)	257
Corporate and other	4,979	—	5,718	(23,059)	515
Eliminations	—	(10,284)	—	(826)	—
Total per consolidated financial statements	$ 323,352	$ —	$ 28,366	$ 39,364	$ 16,520

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

	External Revenues	Inter-segment Revenues	Depreciation and Amortization (a)	Operating Income (Loss) (a)	Net Capital Expenditures
2000:					
Domestic die-cast	$ 120,078	$ 5,659	$ 23,110 (c)	$ 3,367 (c)	$ 15,108
Domestic apparel and memorabilia	105,292	—	4,897	(2,737) (d)	2,748
Foreign die-cast	19,661	—	2,668	2,054	5,776
Foreign apparel	9,816	—	228	(5,108) (e)	246
Corporate and other	3,258	—	12,208 (f)	(73,268) (f)	21
Eliminations	—	(5,659)	—	—	—
Total per consolidated financial statements	$ 258,105	$ —	$ 43,111	$ (75,692)	$ 23,899

	Identifiable Assets		Goodwill and Trademarks	
	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
Domestic die-cast (b)	$ 60,744	$ 52,526	$ 13,769	$ 12,716
Domestic apparel and memorabilia	122,775	92,136	61,841	51,079
Foreign die-cast	47,660	40,599	15,334	14,217
Corporate and other (g)	114,369	95,869	—	—
Eliminations	(7,632)	(2,177)	—	—
Total per consolidated financial statements	$ 337,916	$ 278,953	$ 90,944	$ 78,012

(a) Goodwill and trademark ceased amortizing October 1, 2001, with the adoption of SFAS 142. Deprecation and amortization and operating income (loss), included goodwill and trademark amortization totaling $4.1 million ($0.7 million for domestic die-cast, $2.9 million for domestic apparel and memorabilia, and $0.5 million for foreign die-cast) for 2001 and totaling $11.3 million ($7.9 million for domestic die-cast, $3.0 million for domestic apparel and memorabilia, and $0.4 million for foreign die-cast) for 2000.

(b) Domestic die-cast identifiable assets include the Winner's Circle trademark, purchased from Hasbro in May 2001. As additional consideration we pay 3% of the related product sales to Hasbro, quarterly through May 2006. The additional consideration is added to the cost of the trademark quarterly.

(c) Domestic die-cast segment depreciation and amortization reflects tooling write-down, tooling amortization, and goodwill and intangible impairments special charges totaling $10.4 million. Domestic die-cast segment operating income (loss) reflects these charges and $13.0 million of additional charges.

(d) Domestic apparel and memorabilia operating income (loss) reflects $7.7 million of inventory write-downs and accounts receivable special charges.

(e) Foreign apparel segment operating income (loss) includes $1.4 million of other assets special charges.

(f) Corporate and other depreciation and amortization includes goodwill and intangible write-offs totaling $7.8 million related to goracing.com and other. Corporate and other operating income (loss) reflects these charges and $22.3 million of additional special charges related to goracing.com, prepaid royalties and sponsorships, accounts receivable, equity investments, and other.

(g) Corporate and other assets includes $66.3 million in cash at September 30, 2002, and $60.9 million in cash at September 30, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

INVENTORIES

Inventories consist of the following at September 30 (in thousands):

	2002	2001
Raw Materials (apparel blank stock and undecorated merchandise)	$ 4,304	$ 3,462
Finished Goods (die-cast collectibles and finished apparel)	29,163	21,658
	$ 33,467	$ 25,120

We depend upon third parties to manufacture all die-cast product and most apparel and memorabilia. Most significantly, one manufacturer produces over 80% of die-cast product. Any difficulty experienced by this manufacturer in producing and delivering the die-cast collectible product could have an adverse effect on our results of operations.

PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30 (in thousands):

	2002	2001	Estimated Useful Life
Land, building and leasehold improvements	$ 12,938	$ 8,392	2-25 years
Tooling	96,051	79,269	1-3 years
Equipment, software and other	22,815	21,196	3-5 years
Trackside trailers and vehicles	9,916	5,231	5 years
	141,720	114,088	
Less – accumulated depreciation	(95,342)	(73,732)	
	$ 46,378	$ 40,356	

43

During 2000, we reduced the depreciable lives of certain tooling equipment from 5 and 2 years to 3 and 1.5 years, respectively. The revision was based on current information pertaining to the remaining economic useful lives of these assets, taking into consideration factors such as changes in the timing of the introduction of auto body design changes by the major U.S. automobile manufacturers and the increased rate at which tooling equipment is being used in the manufacturing process. This change in accounting estimate increased depreciation $6.6 million in 2000 (See Special Charges).

GOODWILL AND OTHER INTANGIBLES

Goodwill and trademarks with indefinite lives ceased amortizing effective October 1, 2001, with the adoption of SFAS 142. Intangibles with definite lives consist principally of licenses and other intangibles and will continue amortizing under SFAS 142. Goodwill amortization was $4.1 million and $11.3 million or $2.8 million and $7.3 million, net of tax for 2001 and 2000. Excluding the impact of goodwill amortization, net income before extraordinary items and net income for 2001 and 2000, would have been the following (in thousands, except per share data):

	2001	2000
Income (loss) before extraordinary items	$ 25,781	$(50,773)
Net income (loss)	34,700	(50,773)
Earnings (loss) per common share:		
Basic–		
Income (loss) before extraordinary items	$ 1.57	$ (3.07)
Net income (loss)	2.12	(3.07)
Diluted–		
Income (loss) before extraordinary items	$ 1.53	$ (3.07)
Net income (loss)	2.06	(3.07)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The estimated aggregate intangibles amortization expense expected as of September 30, 2002, follows (in thousands):

Year	
2003	$ 3,270
2004	2,910
2005	2,744
2006	2,660
2007	2,486
Thereafter	3,500
Total	$ 17,570

Goodwill and other intangibles consists of the following at September 30 (in thousands):

	2002	Weighted Average Amortization Period	2001	Weighted Average Amortization Period
Intangibles with Indefinite Lives:				
Carrying amount-				
Goodwill	$101,212	NA	$ 93,470	23.6 years
Trademarks	6,451	NA	1,095	15.0 years
	107,663		94,565	23.5 years
Accumulated amortization	(16,719)		(16,553)	
	90,944		78,012	
Intangibles with Definite Lives:				
Carrying amount				
Licenses	23,470	9.1 years	18,021	8.9 years
Customer relationships	2,239	4.6 years	—	NA
Non-compete agreement	360	5.0 years	—	NA
Patent	68	4.0 years	—	NA
Backlog	539	0.3 years	—	NA
	26,676	8.5 years	18,021	8.9 years
Accumulated amortization	(9,106)		(6,311)	
	17,570		11,710	
	$108,514		$ 89,722	

Increases to goodwill as a result of acquisitions aggregated $6.5 million in 2002 and $0.7 million in 2001.

DEBT AND FINANCING

The 4 3/4% convertible subordinated notes (the Notes) are convertible at the option of the holders into shares of common stock at the initial conversion price of $48.20 per share, subject to adjustments in certain events. The Notes are generally unsecured obligations of the Company. The indenture governing the Notes does not limit or prohibit additional indebtedness, including senior indebtedness. We may, at our option, redeem the Notes in whole or in part at any time on or after April 1, 2001, at redemption prices set forth in the indenture. The Notes mature April 1, 2005. Upon the occurrence of a "change in control" or a "termination of trading," as defined in the indenture, each holder of the Notes will have the right to require Action to repurchase notes, in whole or in part, at face value plus accrued and unpaid interest. The related offering expenses and initial purchase discount of 3% are included in other long-term assets and are being amortized into interest expense using the effective interest rate method.

During 2002 and 2001, we repurchased Notes with a face value of $16.0 million and $45.1 million at a pre-tax loss of $1.4 million and pre-tax gain of $13.4 million, respectively. In 2002, the notes were repurchased using $5.7 million in cash and 145 thousand shares from treasury and 95 thousand newly issued shares with a market value of $11.4 million. The difference between the treasury shares' $1.3 million cost and $6.9 million market value increased additional paid in capital. In 2001, the notes were repurchased using $11.1 million in cash and 829 thousand shares from treasury with a market value of $19.5 million. The difference between the treasury shares' $6.9 million cost and $19.5 million market value increased additional paid-in capital.

During 2001 we also paid $4.0 million in cash to settle a long-term obligation, extending through 2007, and valued at $4.8 million. The resulting $0.8 million pre-tax gain is included in extraordinary items. The settlement also eliminated future contingent royalty payments for trademark usage through 2007.

Other long-term debt of $0.5 million was also extinguished early, at no gain or loss in 2001.

Other long-term debt consists of the following at September 30 (in thousands):

	2002	2001
Notes payable, secured by property and equipment, 6.0% to 8.4%	$ 1,848	$ 2,487
Less current portion	(423)	(424)
	$ 1,425	$ 2,063

The aggregate future maturities of the 4 3/4% convertible subordinated notes (the Notes) and other long-term debt at September 30, 2002, follows (in thousands):

Year	Notes	Other Long-Term Debt
2003	$ —	$ 423
2004	—	426
2005	38,935	168
2006	—	181
2007	—	195
Thereafter	—	455
Total	$ 38,935	$ 1,848

The fair value of the Notes on September 30, 2002, using quoted market prices, was $35.0 million. The carrying amounts of other long-term debt approximate fair value based on current market prices for similar debt instruments.

As amended January 2002, the loan and security agreement with Bank One (the Agreement), provides for borrowings of up to $20.0 million, subject to the limitation of a calculated borrowing base. The Agreement consists of a $20.0 million revolving line of credit, which currently includes up to $20.0 million of letters of credit. Prior to the amendment, the Agreement had included a revolving line of credit of up to $30.0 million. The $10.0 million reduction in available line of credit reduces commitment fees payable. We have never borrowed under the Agreement (originally dated September 2000).

The line of credit bears interest at Bank One's base rate, or LIBOR plus 2.5%. A commitment fee of 0.5% of the average unused line of credit and 1.5%-2.5% of the average letters of credit is payable annually on the loan. The Agreement maturity date was extended from December 2002 to March 2003. Outstanding letters of credit total $10.6 million at September 30, 2002. The Agreement is secured principally by inventory, receivables, and equipment and no longer prohibits the payment of dividends.

Under the agreement, as amended, we are required to meet certain financial tests principally related to debt coverage, tangible net worth, and funded indebtedness to EBIDA (earnings before interest, depreciation and amortization). We were in compliance with the covenants at September 30, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

CREDIT RISK

Sales to our top five customers accounted for 24.8%, 16.0% and 11.5% of sales in 2002, 2001 and 2000. Sales to our largest customer, Wal-Mart Stores, Inc. (Wal-Mart), were approximately 11.4% of revenue in 2002. Accounts receivable from Wal-Mart at September 30, 2002, totaled $15.2 million and $9.2 million of those receivables were supported by letters of credit. Sales to our second largest customer Kmart Corporation, and its divisions, (Kmart) were approximately 3.9% of revenue in 2002. Accounts receivable from Kmart at September 30, 2002, totaled $5.1 million and $0.6 million of those receivables were supported by letters of credit issued by Kmart divisions not included in its bankruptcy filing. Other assets, long-term, at September 30, 2002, included $1.7 million of pre-bankruptcy receivables from Kmart Corporation, net of an allowance of $1.0 million.

Cash equivalents consists of $48.5 million of investments in overnight reverse repurchase agreements and $10.2 million invested in money market funds at September 30, 2002. Repurchase agreements are collateralized at 102% of securities provided as collateral by the counterparty bank. The bank provides securities with a market value at least equal to the funds held by the bank under the underlying repurchase agreement.

SHAREHOLDERS' EQUITY

As of September 30, 2002, options on 913,189 shares of common stock were available for grant to key employees, consultants, independent contractors and non-employee directors under the 1998 Non-Qualified Stock Option Plan and the 2000 Stock Option Plan, as approved by shareholders. The stock option plans allow awards in the form of incentive stock options, non-statutory stock options, stock appreciation rights and shares of common stock. In October 2001, the board of directors amended the 2000 Stock Option Plan and increased the number of shares issuable under the plan from 7% of issued common shares not to exceed 2 million shares, to 13% of issued common shares not to exceed 3 million shares. The shareholders approved this amendment. The board also increased the number of shares reserved for issuance under the 2000 Stock Option Plan, from 2 million shares to 3 million shares. At September 30, 2002, the shares reserved for issuance under the expired 1993 Stock Option Plan, the 1998 Non-Qualified Stock Option Plan and the 2000 Stock Option Plan totaled 2.7 million shares.

Stock option plan activity and data follows:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,764,029	$ 13.50	1,279,775	$ 16.27	996,387	$ 21.23
Granted	507,000	39.18	1,063,000	9.91	491,500	8.94
Exercised	(437,641)	14.76	(329,232)	9.07	(20,918)	6.16
Canceled	(52,672)	10.87	(249,514)	18.25	(187,194)	27.48
Outstanding at end of year	1,780,716	$ 20.58	1,764,029	$ 13.50	1,279,775	$ 16.27
Outstanding exercisable at end of year	626,355	$ 18.18	519,016	$ 21.30	659,323	$ 17.47
Options available for grant at end of year	913,189		258,487		1,020,038	
Weighted average fair value of options granted in the year		$ 15.23		$ 5.38		$ 7.43

Options outstanding and exercisable by price range as of September 30, 2002, are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.38 – $ 8.77	577,676	8.2	$ 4.55	174,830	$ 5.12
8.78 – 17.54	135,732	6.6	9.63	65,894	9.48
17.55 – 26.30	427,475	6.6	21.51	220,798	22.18
26.31 – 35.07	157,833	4.2	27.17	122,833	26.76
35.08 – 43.84	482,000	9.1	39.90	42,000	40.00
2.38 – 43.84	1,780,716	7.6	$ 20.58	626,355	$ 18.18

We account for stock-based compensation plans under APB No. 25, under which no compensation expense has been recognized, as all options have been granted with an exercise price equal to or exceeding the fair value of the common stock on the date of grant. For SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), we estimated the fair value of each option grant as of the date of grant using the Black-Scholes option pricing method with the following assumptions:

	2002	2001	2000
Volatility	57.2%	81.0%	112.6%
Risk-free interest rate	2.6%	4.5%	5.3%
Dividend rate	0.7%	0.0%	0.0%
Expected life of options	3 years	3 years	6 years

Options generally vest ratably over three years. Had compensation costs been determined consistent with SFAS 123, utilizing the assumptions detailed above and amortizing the resulting fair value of stock options granted over the respective vesting period of the options, the net income (loss) before extraordinary items and per share amounts would have been the following pro forma amounts (in thousands, except per share data):

	2002	2001	2000
Net Income (Loss) Before Extraordinary Items:			
As Reported	$ 45,801	$ 23,017	$(58,087)
Pro Forma	$ 42,676	$ 20,309	$(60,597)
Basic EPS:			
As Reported	$ 2.61	$ 1.41	$ (3.52)
Pro Forma	$ 2.43	$ 1.24	$ (3.67)
Diluted EPS:			
As Reported	$ 2.46	$ 1.37	$ (3.52)
Pro Forma	$ 2.29	$ 1.21	$ (3.67)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

In 2002, we issued warrants to purchase a total of 200 thousand shares of common stock in connection with license agreements at an average exercise price of $28.06 per share. The warrants had a fair market value of $2.2 million as estimated by the Black-Scholes option pricing method (average assumed volatility 48.51%, risk-free rate 3.99% and term of 5.0 years). Issuance resulted in increases in additional paid-in-capital and intangible assets.

In 2001, we issued warrants to purchase 200 thousand shares of common stock at an average exercise price of $14.23 per share, in connection with business acquisitions and license agreements. The common stock had an average market price of $14.55 on the issuance dates. The warrants had a fair value of $1.6 million as estimated by the Black-Scholes option pricing method (average assumed volatility 60%, risk-free rate 4.31% and term of 5.1 years). Issuance resulted in increases in additional paid-in-capital and intangible assets.

A total of 1.8 million shares of the Company's common stock are reserved for sale to employees under the Action Performance Companies, Inc. 1999 Employee Stock Purchase Plan. The plan allows eligible employees to purchase shares of common stock at the lesser of 85% of the fair value of such shares at the beginning or end of each semi-annual offering period. Purchases are limited to 15% of an employee's eligible compensation, subject to a maximum limitation. Employee withholdings under the plan commenced on August 1999 and share purchases occur semi-annually.

In July 2001, the board of directors approved a one-year program in which we may purchase up to 1 million shares of our common stock in the open market or in privately negotiated transactions. Under this program, 80 thousand shares were purchased at an average price of $24.70 per share. In July 2002, the board of directors approved a one-year program in which we may purchase up to 1.0 million shares of our common stock in the open market or in privately negotiated transaction. In October 2002, under this program, 110 thousand shares were purchased at a price of $18.39 per share.

In May 2002, at a special meeting of shareholders, the shareholders approved an increase in the number of authorized common shares from 25.0 million shares to 62.5 million shares.

EMPLOYEE BENEFITS

Our defined contribution plan qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer from 1% to 15% of their pre-tax compensation. The plan provides for an employer matching contribution of fifty cents for each dollar contributed by the employee, up to a maximum of 2% of the employee's defined compensation. The plan also provides for an annual employer profit sharing contribution in such amounts as the board of directors may determine. In 2002, 2001 and 2000, employer-matching contributions expensed totaled $158 thousand, $157 thousand, and $191 thousand.

EARNINGS PER COMMON SHARE

Reconciliations of the numerators and denominators in the EPS computations for income (loss) before extraordinary items follow (in thousands):

	2002	2001	2000
NUMERATOR:			
Basic – income (loss) before extraordinary items	$ 45,801	$ 23,017	$ (58,087)
Effect of dilutive 4 3/4% convertible subordinated notes, tax affected interest	1,497	—	—
Diluted – adjusted income (loss) before extraordinary items and assumed conversions	$ 47,298	$ 23,017	$ (58,087)
DENOMINATOR:			
Basic – weighted average shares	17,565	16,373	16,515
Effect of dilutive stock options and warrants	721	476	—
Effect of dilutive 4 3/4% convertible subordinated notes	945	—	—
Diluted – adjusted weighted average shares and assumed conversion of 4 3/4% convertible subordinated notes	19,231	16,849	16,515

The impact of options and warrants outstanding for the purchase of 482 thousand shares of common stock at an average price of $39.90 were not included in the calculation of diluted EPS for 2002 because to do so would be antidilutive. The options and warrants had exercise prices greater than the average market price of the common stock in 2002, but could potentially dilute EPS in the future. The impacts of outstanding 4 3/4% convertible subordinated notes were not included in the calculation of diluted EPS for 2001 and 2000, because to do so also would have been antidilutive.

INCOME TAXES

We provide for income taxes under SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

A reconciliation of the federal income tax rate to the Company's effective rate follows:

	2002	2001	2000
Statutory federal rate	35%	35%	(35)%
State taxes, net of federal benefit	2	2	(2)
Foreign incremental rate	1	—	—
Non-deductible expenses	—	1	2
Valuation allowances	—	(2)	5
US benefit of Goodsports closure	—	(5)	—
	38%	31%	(30)%

Income taxes, excluding income taxes on extraordinary gain (loss), consists of the following (in thousands):

	2002	2001	2000
Current:			
Federal	$ 26,850	$ 4,557	$ (15,765)
State	449	409	—
Foreign	947	1,228	400
	28,246	6,194	(15,365)
Deferred:			
Change in net deferred tax liability	(133)	8,560	(9,227)
Change in estimated income tax receivable	—	(4,549)	—
	(133)	4,011	(9,227)
Income taxes	$ 28,113	$ 10,205	$ (24,592)

The components of deferred taxes at September 30 follow (in thousands):

	2002	2001
Deferred Tax Assets:		
Domestic–		
Inventory cost capitalization	$ 1,451	$ 800
Reserves and accruals	5,773	3,718
Deferred compensation	277	320
Intangible asset capitalization	881	1,239
Capital loss carryforwards	754	758
State net operating losses	1,362	1,548
Valuation allowance	(2,013)	(2,131)
Foreign–		
Reserves and accruals	263	217
Net operating losses	1,439	2,483
Valuation allowance	(834)	(1,164)
Net deferred tax assets	9,353	7,788
Deferred Tax Liabilities:		
Domestic–		
Accelerated tax depreciation	(1,121)	(1,829)
Accelerated tax amortization	(5,317)	(3,462)
Reserves and accruals	(184)	(314)
Unrealized gain on investments	(34)	—
Foreign–		
Accelerated tax depreciation	(1,071)	(897)
Accelerated tax amortization	(3,014)	(2,530)
Reserves and accruals	(11)	(52)
Net deferred tax liabilities	(10,752)	(9,084)
Net deferred tax liability	$ (1,399)	$ (1,296)

SFAS 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset may not be realized. During 2002, we reduced valuation allowances by $0.4 million because 2002 taxable income was sufficient to realize state and foreign net operating loss tax assets. Valuation allowances as of September 30, 2002, include $0.8 million to fully reserve a foreign tax asset for net operating losses generated by a German subsidiary, $1.2 million to fully reserve tax assets for state net operating losses expected to expire before realized and $0.8 million to fully reserve capital loss carryforwards. Those capital loss carryforwards of $2.0 million expire $1.0 million in 2005 and $1.0 million in 2006.

Prior to May 2002, undistributed earnings were deemed permanently reinvested. Beginning in May 2002, United States federal income taxes have been provided on undistributed earnings of German subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental cash flow disclosures and non-cash transactions follow (in thousands):

	2002	2001	2000
Supplemental disclosures:			
Interest paid	$ 2,705	$ 5,222	$ 6,276
Income taxes paid (refunded), net	27,815	(17,032)	2,332
Non-cash transactions:			
Common stock issued in acquisitions	2,343	175	—
Warrants issued in acquisitions	—	241	—
Warrants issued for licenses	2,903	1,399	—
Licenses contributed for minority interest	—	173	—
Shares issued to repurchase debt	10,153	12,628	—
Debt and liabilities incurred or assumed in acquisitions	—	—	833
Dividends declared	533	—	—

COMMITMENTS AND CONTINGENCIES

Aggregate future minimum guaranteed royalty payments and personal service agreement payments are as follows as of September 30, 2002 (in thousands):

Year	Royalty	Personal Service
2003	$ 16,589	$ 1,563
2004	20,128	1,450
2005	16,292	1,100
2006	11,795	413
2007	6,908	100
Thereafter	29,770	—
Total	$101,482	$ 4,626

Royalties expensed under licenses, including guaranteed minimums, were $67.8 million, $46.2 million and $48.4 million for 2002, 2001 and 2000.

Aggregate future payments and receipts under noncancellable operating leases and subleases are as follows as of September 30, 2002 (in thousands):

Year	Lease Payments	Sublease Receipts
2003	$ 5,916	$ 384
2004	3,675	384
2005	3,517	384
2006	3,281	384
2007	3,130	352
Thereafter	14,298	—
Total	$ 33,817	$ 1,888

Rent expense recognized for noncancellable operating leases, net of sublease income, totaled $2.1 million, $2.7 million, and $5.7 million for 2002, 2001 and 2000.

One of our sublessees fell in arrears on lease payments, during 2002. The subleases with this party include a building lease, which expires October 2009, and equipment and furniture leases, which expired October 2002. The building lease has annual lease payments of $1.0 million. We acquired the equipment and furniture under the subleases in October 2002. During 2002, we have reserved $3.0 million representing our current estimate of the total potential loss under these sublease agreements.

Commitments at September 30, 2002, included $3.6 million for property and equipment and $10.6 million of outstanding letters of credit.

We entered into a contractual agreement providing severance benefits to our chairman in the event of a potential change of ownership or termination of employment. Commitments under this arrangement totaled approximately $1.8 million at September 30, 2002.

In the ordinary course of business we are subject to certain lawsuits and asserted and unasserted claims. We believe that the resolution of any such matters will not have a material adverse effect on financial position, results of operations, or cash flows.

RELATED PARTY TRANSACTIONS

In September 2002, we sold a building to an independent third party, which had been originally purchased from our chairman in 1999 for $2.1 million. This sale resulted in a $0.4 million loss.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Fred W. Wagenhals
Chairman of the Board of Directors
Action Performance Companies, Inc.

Herbert M. Baum[§†]
President, Chief Executive Officer, and
Chairman of the Board
The Dial Corporation

Edward J. Bauman[*]
Chairman
Anderson Bauman Tourtellot Vos & Co.

John S. Bickford, Sr.
Action Performance Companies, Inc.

Dr. Roy A. Herberger, Jr.[*†]
President
Thunderbird, the American Graduate School of
International Management

R. David Martin
Action Performance Companies, Inc.

Robert L. Matthews[*§†]
Retired Vice Chairman of the Board
Bank One Arizona

Lowell L. Robertson[*§†]
Retired Partner
Deloitte & Touche LLP

Melodee L. Volosin
Action Performance Companies, Inc.

Executive Officers

Fred W. Wagenhals
Chairman of the Board, President, and Chief Executive Officer

R. David Martin
Chief Financial Officer, Secretary, and Treasurer

Melodee L. Volosin
Executive Vice President of Sales

John S. Bickford, Sr.
Executive Vice President of Strategic Alliances

* Member of Audit Committee

§ Member of Compensation Committee

† Member of Nominating/Corporate Governance Committee

Corporate Office
ACTION PERFORMANCE COMPANIES, INC.
4707 East Baseline Road
Phoenix, AZ 85042
Telephone: (602) 337-3700

Independent Public Accountants
PRICEWATERHOUSECOOPERS LLP
Phoenix, AZ 85004

Transfer Agent and Registrar
AMERICAN STOCK TRANSFER & TRUST CO.
40 Wall Street
New York, NY 10005

Corporate Counsel
GREENBERG TRAURIG, LLP
Phoenix, AZ 85016

Annual Report to SEC
A copy of the Form 10-K as filed with the Securities and Exchange Commission is available without charge through our Web site at www.action-performance.com.

News releases, annual reports, conference call Webcasts, and other information of interest to investors may also be obtained at our Web site.

Stock Exchange Listing
Common stock trading symbol on the New York Stock Exchange: ATN.



Annual Meeting

The annual meeting of shareholders will be held at 9 a.m. on March 5, 2003, at the Hilton Phoenix Airport, 2435 S. 47th Street, Phoenix, AZ 84034.

Forward-Looking Statements:

Certain statements in this Annual Report are forward-looking statements within the meaning of applicable securities laws. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include our ability to design and arrange for the timely production and delivery of products and services that achieve market acceptance; our ability to identify popular motorsports licensors and to enter into and maintain mutually satisfactory licensing arrangements with them; our dependence on the popularity of the motorsports industry in general and NASCAR racing in particular; our reliance upon third parties for manufacturing and shipping; risks associated with international operations; general economic conditions and the level of customer spending; and numerous other factors identified in our Form 10-K and other filings with the Securities and Exchange Commission.

CORPORATE INFORMATION

To design and market licensed motorsports-inspired collectibles and memorabilia, of the highest quality and authenticity, to motorsports enthusiasts.